Free Writing Prospectus filed pursuant to Rule 433
Registration Statement on Form F-1 (File No. 333-282294)
January 24, 2025

Investor presentation January 2025 Free Writing Prospectus filed pursuant to Rule 433 Registration Statement on Form F - 1 ( File No. 333 - 282294) January 24, 2025

Investor Presentation

Free Writing Prospectus Statement

This presentation relates to the proposed initial public offering of ordinary shares of WF Holding Limited ("we", "us," "our“ or “our company”). This presentation highlights basic information about us and the offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our company. Except as otherwise indicated, this presentation speaks only as of the date hereof.

We have filed a Registration Statement on Form F-1 (File No. 333-282294) with the Securities and Exchange Commission (the “SEC”), including a preliminary prospectus, dated January 13, 2025 (the “Preliminary Prospectus”), with respect to the offering to which this presentation relates. Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein), and, when available, the final prospectus relating to the offering, and the other documents we have filed with the SEC, in their entirety for more complete information about us and the offering. You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Alternatively, we or our underwriter will arrange to send you the prospectus if you contact either Dominari Securities LLC, Revere Securities LLC, or our company via the details below.

Dominari Securities LLC

Tel: +1 (212) 393-4500
Email: info@dominarisecurities.com

Address

725 Fifth Avenue, 23rd Floor
New York, NY 10022
United States of America

Revere Securities LLC

Tel: +1 (212) 688-2238
Email: contact@reveresecurities.com

Address

560 Lexington Ave, Suite 16B
New York, NY 10022,
United States of America

WF Holding Limited

Tel: +603 7847 1828
Email: corporate@winfung.com.my

Principal Executive Offices

Lot 3893, Jalan 4D,
Kg. Baru Subang, Seksyen U6,
40150 Shah Alam, Selangor,
Malaysia

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Investor Presentation

Forward-Looking Statements

This presentation contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled "Business Overview," "Growth Strategy," and "Financial Highlights." These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about: our goals and strategies; our future business development, financial condition and results of operations; our projected revenues, profits, earnings and other estimated financial information; the growth of and competition trends in our industry; our expectations regarding demand for, and market acceptance of, our products and services; our ability to maintain strong relationships with our customers and suppliers; our expectation regarding the use of proceeds from this offering; fluctuations in general economic and business conditions in the markets in which we operate; and relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as "may," "could," "will," "should," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "project" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations and our actual results could be materially different from our expectations. We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under the "Risk Factors" section of the Preliminary Prospectus.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this presentation with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise.

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Investor Presentation Risk Factors Investing in our securities involves a high degree of risk . Before buying any securities, you should carefully read the discussion of the material risks of investing in our securities under the heading “Risk Factors” in the Preliminary Prospectus . These risks include, but are not limited to, the following : 3 Maintaining our engineering and product development activities and manufacturing operations require significant capital expenditures and operating working capital, and our inability or failure to maintain our operations could have a material adverse impact on our market share and ability to generate revenue . We may not be able to accurately plan our production based on our sales contracts, which may result in excess product inventory or product shortages . We face intense competition from other FRP manufacturers, which may have significantly greater resources . We may not be able to substantially increase our manufacturing output in order to maintain our cost competitiveness . If we fail to properly manage our anticipated growth, our business could suffer . We do not have product liability insurance for claims against our product quality . Defects in our products could result in a loss of customers and decrease in revenue, unexpected expenses and a loss of market share . We may not have insurance coverage against all damage or losses relating to our facilities . A significant portion of our revenue has recently been generated from one customer and a loss of this customer, or any other key customers, could adversely affect our results of operations . We do not have long - term purchase commitments from our customers, which may result in significant uncertainties and volatility with respect to our revenue from period to period . We depend on third parties to supply key raw materials and components to us . Failure to obtain a sufficient supply of these raw materials and components in a timely fashion and at reasonable costs could significantly delay our production and shipments, which would cause us to breach our sales contracts with our customers . If our fulfillment operations are interrupted for any significant period of time or are not sufficient to accommodate increased demand, our sales could decline and our reputation could be harmed . Quality problems with, and product liability claims in connection with, our products could lead to recalls or safety alerts, harm to our reputation, or adverse verdicts or costly settlements, and could have a material adverse effect on our business, financial condition, and results of operations . Business interruptions in our facilities may affect the distribution of our products, which may affect our business . Security threats, such as ransomware attacks, to our IT infrastructure could expose us to liability, and damage our reputation and business . Economic, political and other risks associated with our international operations could adversely affect our revenues and international growth prospects . Failure to comply with existing laws, rules and regulations, or to obtain and maintain required licenses and rights, could subject us to additional liabilities . Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us . We face the risk that changes in the policies of the Malaysian government could have a significant impact upon our business in Malaysia . Fluctuations in exchange rates could adversely affect our business and the value of our securities . There has been no public market for our ordinary shares prior to this offering, and an active market in which investors can resell their shares may not develop . The market price of our ordinary shares may be highly volatile, and you could lose all or part of your investment . Upon completion of this offering, two beneficial owners will continue to have substantial influence over our company . Their interests may not be aligned with the interests of our company and our other shareholders, and these beneficial owners, if voting as a group, could prevent or cause a change of control or other transactions that could be beneficial to our company and other minority shareholders . Future issuances of our ordinary shares or securities convertible into, or exercisable or exchangeable for, our ordinary shares, or the expiration of lock - up agreements that restrict the issuance of new ordinary shares or the trading of outstanding ordinary shares, could cause the market price of our ordinary shares to decline and would result in the dilution of your holdings . Future issuances of debt securities, which would rank senior to our ordinary shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our ordinary shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our ordinary shares . You may face difficulties in protecting your interests, and your ability to protect your rights through U . S . courts may be limited, because we are incorporated under Cayman Islands law . Certain judgments obtained against us by our shareholders may not be enforceable .

Investor Presentation Offering Summary 4 WF Holding Limited Issuer NASDAQ: WFF Proposed exchange and ticker 22,950,000 Ordinary Shares Pre - offering shares outstanding 2,000,000 Ordinary Shares (2,300,000 if the underwriter exercises its over - allotment option in full) Securities offered $4 - $6 Proposed Price range $8.1 million (based upon an assumed initial public offering price of $5 per Ordinary Share, which is the midpoint of the estimated initial public offering price range) (or approximately $9.4 million assuming the underwriter exercises its over - allotment option in full) Expected net proceeds ( i ) 24.8% for expansion of production capacity (ii) 11.2% for hiring and training of staff (iii) 64% for working capital and general corporate purposes Use of proceeds* Dominari Securities LLC & Revere Securities LLC Underwriters *Based on current management estimates and excluding over - allotment option.

Investor Presentation Contents 1 Business Overview p6 Contacts p27 Summarized Financial Statements p25 Appendix p22 2 Financial Highlights p14 3 Growth Strategy p18 5

1 Business Overview Investor Presentation WF Holding Limited 6

Business Overview What is Fiberglass Reinforced Plastic (FRP)? Iron + Carbon = Steel Fibre + Plastic = Fiberglass Reinforced Plastic Combining iron and small amounts of carbon creates steel, a material that is significantly lighter, stronger, and more durable than iron. Reinforcing plastics with fibers such as carbon, glass and aramid creates FRP, composite materials with unique properties including high strength , stiffness , and durability . FRP materials are often stronger than steel or cast aluminum. Iron Carbon Steel Plastic Fiberglass Reinforced Plastic Fibers Note: Images shown are for illustration purposes only. 7

Business Overview FRP’s unique properties are being leveraged across a wide & growing range of applications Chemicals Shipbuilding Aerospace Oil and Gas Construction Automotive Renewables FRP is replacing traditional materials such as steel, concrete and aluminium across many industries 1 High Corrosion Resistance 2 Light + Strong 3 Highly Manufacturable — Long service life, reducing the need for costly replacements — Suitable for use in harsh environments — Easy to transport and install — High strength - to - weight ratio — Reduces carbon footprint Panels, roofing, cladding and reinforcement bars Storage, transportation and equipment applications Storage tanks, pipes and ducts Various body parts for boats, yachts and ships Parts including wings, fuselage and tail sections Tidal and wind power applications Various applications including body panels, bumpers and spoilers — Cheaper, faster and easier to manufacture than cast aluminum or steel — Ideal for designs requiring lighter materials or precision engineering with high tolerance Photo by Seoul Institute Note: Images shown are for illustration purposes only. 8

— Leveraging FRP to protect critical industrial facilities & assets from corrosion, erosion & abrasive chemicals — Extending the structural design life of assets, reducing the need for replacements — In some cases, able to improve the performance of assets Business Overview Our markets and products Market positioning Chemicals Water & wastewater treatment Oil & gas Power generation Key products Tanks Pipes, Ducts & Fitting FRP Lining Air pollution control systems Our high - quality & durable FRP products reinforce critical industrial infrastructure, driving resilience , longevity & sustainability — Able to design and fabricate custom products to meet specific project requirements — Supplemented by a range of services such as consultation, delivery, installation & repairs Filament wound, molded & thermoplastic tanks Elbows, tees, flanges, dampers, reducers Lining equipment such as pipes & tanks with fiberglass Dampers, scrubbers & other equipment Note: Images shown are for illustration purposes only. 9

Business Overview Driving industrial sustainability with FRP air pollution control systems High Corrosion Resistance Reduced Maintenance Longer Service Life Helping industries improve their sustainability , achieve regulatory compliance & reduce their environmental impact We offer various air pollution control (APC) systems that remove pollutants such as gases & particulate matter from industrial exhaust streams Scrubbers/Absorbers Filters Dampers Oxidisers APC systems made using FRP are highly resistant to chemicals and corrosion , while pollutants & contaminants can cause rapid degradation of metal equipment 10

Business Overview Our services We believe that our wide range of products and services are a key competitive advantage — Provide customized solutions — Develop products faster — Reduce costs Advanced production technology & equipment Via our own fleet or 3rd party transporter Manufacturing Delivery Design Installation Maintenance On - site Inspection Repair Replacement Consulting Consulting 11

Business Overview + More - Less Customer benefits — Equipment Resilience — Equipment Performance — Industrial sustainability — Time - to - market — Maintenance — Replacements — Cost — Environmental impact Our competitive strengths — Track record of over 30 years providing high - quality & durable FRP products across various industries & international markets — Wide range of products & services — Customized solutions — Advanced manufacturing capabilities ( ISO 9001:2015 certified ) The unique properties of FRP — High corrosion resistance — Light & strong — Highly manufacturable — Long service life — Lower carbon footprint Our value proposition 12

Business Overview

Proven leadership team supported by highly experienced Board

Chee Hoong Lew
CEO & Director

— Managing Director of Win-Fung (2000 - present)
— Serial entrepreneur with various businesses including a corrosion prevention service provider, an engineering & consultation services provider, a thermoplastic products manufacturer, restaurants, and a property investment firm
— Bachelor's Degree in Marketing & Management, Curtin University, Australia

(Charis) Phei Yen Ho
Chief Financial Officer

— 14 years of accounting & finance experience
— Previously Finance Manager at Singapore Exchange-listed MoneyMax Financial Services Ltd (2021-2022), Finance Manager at PP Retail, a subsidiary of HKEX-listed Furniweb Holdings Ltd (2019-2021)
— Bachelor of Commerce in Accounting, Universiti Tunku Abdul Rahman, Malaysia

Wah Chee Lim
Director

— GM, Business Development at Win-Fung
— Over 20 years of engineering experience in the water & wastewater systems industry
— Previously GM, Darco Water Systems (2003-2009), a subsidiary of Singapore Exchange-listed Darco Water Technologies Limited
— Bachelor's Degree in Chemical Engineering, University of Putra Malaysia

Chee Leong Lee
Independent Director Nominee & Proposed Chairman, Compensation Committee

— Independent Director, Furniweb Holdings Ltd
— Former Deputy Finance Minister of Malaysia (2015-2018), Deputy Minister of International Trade and Industry (2013-2015), Deputy Home Minister (2010-2013), Deputy Foreign Minister (2009-2010), Member of Parliament for Kampar (2008-2013)
— B. (Hons) in Accounting and Finance, Bristol Polytechnic, the United Kingdom

Chee Hoong Lim
Independent Director Nominee & Proposed Chairman, Audit Committee

— 40 years of accounting & audit experience
— Sits on the boards of directors of Bursa Malaysia-listed firms PBS Bhd, OKA Corporation Bhd, PRG Holdings Bhd & HKEX-listed Ritamix Global Ltd
— Certified Public Accountant of the Malaysian Institute of Certified Public Accountants
— Member of the Malaysian Institute of Accountants & the Malaysian Institute of Taxation

Choon Hann Lua
Independent Director Nominee & Proposed Chairman, Nominating & Governance Committee

— Executive Director, Furniweb Holdings Ltd & Group Executive Vice Chairman, PRG Holdings Bhd
— Previously Independent Director & Chairman of the Audit Committee of PBS Bhd (2013-2019)
— Former prosecutor, Attorney General’s Chambers, the Republic of Singapore
— Bachelor of Law, University of Cardiff, the United Kingdom

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2 Financial Highlights Investor Presentation WF Holding Limited 14

Financial Highlights Summary of our financial performance (2022 - 2023) Revenue, $mm 5.73 1.98 4.97 2.14 43% Gross margin Gross margin 35% 2022 2022 2023 2023 Gross profit, $mm 0.49 0.98 2022 2023 Higher demand from international market, weighed by manpower & capacity constraints Our gross margin declined mainly due to expenses incurred for the expansion of our production team Net income declined mainly due to higher administrative expenses ahead of our planned IPO - 49.8% + 15.4% - 7.5% We continued to witness steady year - on - year revenue growth & profitability in 2023 Net income, $mm 15 Note: The amount in mm is denoted in USD

Malaysia United States Singapore 5.6% 31.6% Financial Highlights Geographical revenue breakdown, 2023 Serving an international customer base, presenting us with future growth opportunities Australia 4.4% South Asia 42.6% 15.8% 16

Financial Highlights Summary of our financial performance (1H2023 - 1H2024) Revenue, $mm 2.07 0.82 2.14 0.83 Gross margin 39% Gross margin 40% 1H2023 1H2023 1H2024 1H2024 Gross profit, $mm 0.22 0.22 - 2.0% - 3.6% - 0.5% Demand for our products & services remained steady in 1H2024 Steady demand for our products & services, weighed by stronger US dollar Our gross margin improved to 40% in 1H2024, up from 39% in 1H2023 The decline in gross profit was offset by an income tax benefit recorded in 1H2024 Net income, $mm 1H2023 1H2024 17 Note: The amount in mm is denoted in USD

3 Growth Strategy Investor Presentation WF Holding Limited 18

Growth Strategy Expansion Plans 1 2 3 Expand in our biggest markets Substantially widen our market presence in Singapore, Australia & Malaysia via M&A, in - house product development and technology/machinery investments such as oil & gas, air pollution control systems, and renewable energy Capitalize on growing demand in key FRP markets Widen our product offerings Markets targeted Timeline Strategy 12 - 18 months post - IPO Within 24 months post - IPO East Malaysia Southern Region of Malaysia & Singapore West Malaysia Australia Acquisition of existing plant or local partnership Set up a manufacturing facility in the southern region of Malaysia Expand our main facilities by acquiring land & increase our production workforce Identify an Australian manufacturer for potential collaboration or acquisition 19

Growth Strategy Use of IPO Proceeds Expansion of production capacity Hiring & training staff Working capital & general corporate purposes 24.8% 11.2% 64.0% Proceeds from this IPO are expected to fuel our growth and expansion 20

Targeting inorganic growth through M&A Proceeds from this IPO will fuel our growth and expansion Proven track record with international distribution 30+ years of providing high - quality, durable products to global customers Owner - led business with highly experienced Board Board of directors with extensive leadership experience across public - listed companies, corporate governance and enterprise Large & expanding addressable market Wide and growing range of applications for FRP in various industries Investment Highlights Growth Strategy Growing & profitable business Able to capitalize on steady FRP demand with our wide range of products and services Beneficiary of the sustainability & ESG megatrends Tighter regulations and shift towards sustainability drives demand for our products 21

Investor Presentation Appendix WF Holding Limited 22

Appendix Photos of our projects Completed project, Singapore 23

Appendix Completed project, Australia Photos of our projects 24

Appendix

Summary of our financial performance (2022-2023)

	2022	2023	Year-on-year Comparision	
Revenue	$4,967,955	$5,733,976	+15.4%	— In 2023, our revenue growth was driven by higher demand from an overseas customer. Revenue would have been higher if not for manpower and capacity constraints at our manufacturing facility. In the absence of such constraints, we would have been able to take on more orders during the year under review.
Cost of Sales	-$2,826,953	-$3,753,619	+32.8%	— Our cost of sales mainly comprise raw materials, labor and sub-contracting costs. In 2023, the rise in cost of sales was primarily driven by a 22% increase in the size of our production team. We also incurred higher production overheads due to factory maintenance and additional accommodation facilities for our new workers.
Gross Profit (GP)	$2,141,002	$1,980,357	-7.5%	
Gross Margin	43.10%	34.54%	-19.9%	— Our gross margin declined mainly due to the expenses incurred for the expansion of our production team.
Administrative Expenses	-$887,849	-$1,324,892	+49.2%	— Our administrative expenses mainly comprise salaries and employee benefits, depreciation, finance costs, legal and professional fees, property and related expenses, and other expenses in connection with our operations. The rise in administrative expenses were primarily due to i) a higher administrative headcount, ii) higher allowances for expected credit losses, and iii) increased directors' remuneration due to a widened scope of responsibilities and to reflect current market trends.
Other Income[1]	$54,467	$62,458	+14.7%	
Interest expenses	-$22,261	-$22,309	+0.2%	
Income before tax	$1,285,359	$695,614	-45.9%	
Income tax benefit (expense)	-$306,544	-$204,213	-33.4%	— Our lower net income led to a corresponding decline in income tax expenses.
Net income	$978,815	$491,401	-49.8%	
Net Margin	19.70%	8.50%	-19.9%	

[1] Other income mainly comprise foreign exchange gains, rental income, interest income, and wage subsidies from Malaysia's government.

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Appendix

Summary of our financial performance (1H2023-1H2024)

	1H2023	1H2024	Year-on-year Comparision	
Revenue	$2,144,588	$2,067,101	-3.6%	— In the first half of 2024, we witnessed a slight decline in our revenue primarily due to strengthening[1] of the U.S. dollar against the RM, which resulted in lower translated revenue from RM to the U.S. dollar.
Cost of Sales	-$1,317,417	-$1,243,681	-5.6%	— The decrease in our cost of sales was generally in line with the decrease in revenue.
Gross Profit (GP)	$827,171	$823,420	-0.5%	
Gross Margin	38.57%	39.83%	+3.3%	
Administrative Expenses	-$528,855	-$629,940	+19.1%	— The rise in administrative expenses were primarily due to i) an increased number of staff[2], ii) salary increments, iii) costs associated with organizing our company's 40th anniversary annual dinner, and iv) an additional allowance for expected credit losses.
Other Income[3]	$9,739	$11,429	+17.4%	
Interest expenses	-$10,756	-$10,527	-2.1%	
Income before tax	$297,299	$194,382	-34.6%	
Income tax benefit (expense)	-$74,253	$24,323		— We recorded an income tax benefit of $24,323 due to overprovision of income taxes in the prior year amounting to $89,888.
Net income	$223,046	$218,705	-2.0%	
Net Margin	10.40%	10.58%	+1.7%	

[1] The US dollar to MYR average exchange rate used in preparing our unaudited interim condensed consolidated financial statements was 4.7262 in 1H2024 and 4.4559 in 1H2023, a difference of 6.1%.
[2] Between December 31, 2023 and October 31, 2024, we increased our number of full-time staff from 118 to 136, a roughly 15% increase.
[3] Other income mainly comprise foreign exchange gains, rental income, interest income, and wage subsidies from Malaysia's government.

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Appendix Contacts Issuer Underwriters WF Holding Limited Dominari Securities LLC corporate@winfung.com.my +603 7847 1828 Lot 3893, Jalan 4D, Kg. Baru Subang, Seksyen U6, 40150 Shah Alam, Selangor, Malaysia info@dominarisecurities.com +1 (212) 393 - 4500 725 Fifth Avenue, 23rd Floor, New York, NY 10022, United States of America Revere Securities LLC contact@reveresecurities.com +1 (212) 688 - 2238 560 Lexington Ave, Suite 16B, New York, NY 10022, United States of America 27